UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13GA

Under the Securities Exchange Act of 1934
(Amendment No.  1)*

American Campus Communities, Inc.
NAME OF ISSUER:

Common Stock, par value $0.01 per share
TITLE OF CLASS OF SECURITIES

024835100
CUSIP NUMBER

December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[x] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 6 Pages

SCHEDULE 13GA

CUSIP No.: 024835100		Page 2 of 6 Pages

1.	Names of Reporting Persons. Nomura Asset Management Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [X]
3.	SEC Use Only
4.	Citizenship or Place of Organization Tokyo, Japan
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	941,990
	6.	Shared Voting Power	0
	7.	Sole Dispositive Power	38,990
	8.	Shared Dispositive Power	0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 941,990
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
11.	Percent of Class Represented by Amount in Row (9) 1.80% based on 52,203,893 shares outstanding as of October 30, 2009.
12.	Type of Reporting Person IA

Page 3 of 6 Pages
Item 1 (a)	Name of Issuer:
American Campus Communities, Inc. (the "Issuer")
Item 1(b)	Address of Issuer’s Principal Executive Offices:
805 Las Cimas Parkway, Suite 400, Austin, TX 78746
Item 2(a)	Name of Person Filing:

This Statement is filed on behalf of Nomura Asset Management Co., Ltd. (“NAM”). This Statement relates to Shares (as defined herein) held for the accounts of US-REIT High Income Open Mother Fund (“US-REIT High Income Open Mother”), Nomura US-REIT Open Mother Fund (“Nomura US-REIT Open Mother”), US-REIT Mother Fund (“US-REIT Mother”), International REIT Index Mother Fund (“International REIT Index Mother”), Nomura-CBRE Global REIT Mother Fund (“Nomura-CBRE Global REIT Mother”) and World REIT Index Mother Fund (“World REIT Index Mother”) .

NAM serves as investment manager to each of the US-REIT High Income Open Mother, Nomura US-REIT Open Mother, US-REIT Mother, International REIT Index Mother, Nomura-CBRE Global REIT Mother and World REIT Index Mother. In such capacity, NAM may be deemed to have voting and dispositive power over the Shares held for the accounts of each of the International REIT Index Mother and World REIT Index Mother and voting power only over the Shares held for the accounts of each of the US-REIT High Income Open, Nomura US-REIT Open Mother, US-REIT Mother and Nomura-CBRE Global REIT Mother.

Item 2(b)	Address of Principal Office or, if none, Residence:
The address of the principal office of NAM is 1-12-1, Nihonbashi, Chuo-ku, Tokyo, Japan 103-8260
Item 2(c)	Citizenship:
NAM is a Japanese corporation
Item 2(d)	Title of Class of Securities:
Common Stock, par value $0.01 per share (the "Shares")
Item 2(e)	CUSIP Number:
024835100
Item 3(e).	[X] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)
Item 4	Ownership:
Item 4(a)	Amount Beneficially Owned:

Page 4 of 6 Pages

As of December 31, 2009, NAM may be deemed to be the beneficial owner of 941,990 Shares. This amount consists of: (1) 31,900 Shares held for the account of US-REIT High Income Open Mother, (2) 14,200 Shares held for the account of Nomura US-REIT Open Mother, (3) 750,800 Shares held for the account of US-REIT Mother, (4) 36,400 Shares held for the account of International REIT Index Mother, (5) 106,100 Shares held for the account of Nomura-CBRE Global REIT Mother and (6) 2,590 Shares held for the account of World REIT Index Mother.

Item 4(b)	Percent of Class:
The number of Shares of which NAM may be deemed to be the beneficial owner of constitutes approximately 1.80% of the total number of Shares outstanding (based upon the information provided by the issuer in its most recently-filed quarterly report on Form 10-Q, there were 52,203,893 Shares outstanding as of October 30, 2009).

Item 4(c)	Number of Shares of which such person has:

(i) Sole power to vote or direct the vote:	941,990

(ii) Shared power to vote or direct the vote:	0

(iii) Sole power to dispose or direct the disposition of:	38,990

(iv) Shared power to dispose or direct the disposition of:	0

Item 5	Ownership of 5% or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6	Ownership of More than 5% on Behalf of Another Person:

NAM retained Heitman Real Estate Securities LLC (“Heitman”) as a sub-investment adviser to each of the US-REIT High Income Open Mother, Nomura US-REIT Open Mother and US-REIT Mother.  NAM retained CBRE Global Real Estate Securities, LLC (“CBRE”) as a sub-investment adviser to the Nomura-CBRE Global REIT Mother. NAM has given dispositive power to Heitman and CBRE and the right to receive the power to direct the receipt of dividends from, or proceeds from the sale of 796,900 and 106,100 Shares, respectively (approximately 1.53% and 0.20% respectively of the total number of Shares outstanding.)

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

This Item 7 is not applicable

Item 8	Identification and Classification of Members of the Group:
This Item 8 is not applicable.
Item 9	Notice of Dissolution of Group:
This Item 9 is not applicable.

Page 5 of 6 Pages

Item 10	Certification:
By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 26, 2010	NOMURA ASSET MANAGEMENT CO., LTD.

	By:	/s/ Kenji Kitagawa
	Name:	Kenji Kitagawa
	Title:	Managing Director